                            Williams Law Group, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813832-5284

October 12, 2001

U.S. Securities and Exchange Commission
450 5th Street North West
Washington,  D.C.  20549

Re:      Adar Alternative One, Inc.
         Registration Statement on Form S-4
         File No. 333-37930

Dear Sirs:

As counsel to the above registrant, please be advised that I have been directed by Sidney Golub, President of Adar Alternative One, Inc. to withdraw the above registration statement.

He has further advised me to inform you that the reason for the withdrawal is the termination of the merger agreement between the Registrant and Impulse
Communications, Inc. and that no securities were issued under this registration statement.

Sincerely,

/s/ Michael T. Williams
Michael T. Williams, Esq.

Cc:      Burton Wiand, Esq.
         Sidney Golub